BB 3/16

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05038446

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ʟNGE COMMISSION
C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49681

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2004 AND ENDING December 31, 2004
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MEK Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1639 Shippan Avenue
(No. and Street)

Stamford CT 06902
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Miral Kim-e (203) 357-0417
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Kahan, Steiger & Company, P.C.
(Name – *if individual, state last, first, middle name*)

1100 Summer Street Stamford CT 06905
(Address) (City) (State) (Zip Code)

PROCESSED
MAR 23 2005
THOMSON FINANCIAL

SEC MAIL RECEIVED MAR 01 2005 WASH. D.C. SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SD 3/22

3/17

OATH OR AFFIRMATION

I, Miral Kim-E, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MEK Securities LLC, as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Sue Ann Molloy

Notary Public

SUE ANN MOLLOY
NOTARY PUBLIC
MY COMMISSION EXPIRES MAR. 31, 2005

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MEK SECURITIES LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2004

Kahan
Steiger & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

To the Member of MEK Securities LLC
Stamford, CT 06902

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of MEK Securities LLC as of December 31, 2004 and the related statements of income, changes in member's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MEK Securities LLC as of December 31, 2004, and the results of its operations and its cash flows for the year then ended in conformity with generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information on Schedules #1 and #2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but Schedule #1 is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Kahan, Steiger & Company P.C.
Kahan, Steiger & Company, P.C.
Stamford, CT

February 1, 2005

MEK SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS

CURRENT ASSETS	
Cash	$ 425
Prepaid Expenses	640
Investment	3,300
TOTAL CURRENT ASSETS	4,365
FIXED ASSETS	
Equipment	25,710
Accumulated Depreciation	(24,803)
	907
OTHER ASSETS	
Patent	59,821
Note Receivable	5,589
	65,410
TOTAL ASSETS	$ 70,682

LIABILITIES AND MEMBER'S DEFICIT

CURRENT LIABILITIES	
Accounts Payable & Accrued Expenses	$ 303,598
Accrued Compensation	600,000
Affiliate Loans Payable	29,733
Member Loan Payable	18,000
TOTAL CURRENT LIABILITIES	951,331
MEMBER'S DEFICIT	(880,649)
TOTAL LIABILITIES AND MEMBER'S DEFICIT	$ 70,682

See Accompanying Notes

MEK SECURITIES LLC
STATEMENT OF INCOME AND CHANGES IN MEMBER'S DEFICIT
DECEMBER 31, 2004

SALES	$ -
DIRECT EXPENSES - SELLING	1,590
LOSS AFTER DIRECT EXPENSES	(1,590)
OPERATING EXPENSES	459,482
OPERATING (LOSS)	(461,072)
OTHER INCOME - INTEREST INCOME	12
NET(LOSS)	(461,060)
BEGINNING MEMBER'S DEFICIT	(419,589)
ENDING MEMBER'S DEFICIT	($ 880,649)

See Accompanying Notes

MEK SECURITIES LLC
STATEMENT OF CASH FLOWS
DECEMBER 31, 2004

CASH FLOWS FROM OPERATING ACTIVITIES:	
Net Loss	($ 461,060)
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Depreciation	628
(Increase)Decrease in Prepaid Expenses	(640)
(Increase)Decrease in Other Receivables	5,268
(Increase)Decrease in Other Assets	(9,200)
Increase(Decrease) in Accounts Payable & Accrued Expenses	38,317
Increase(Decrease) in Accrued Compensation	400,000
Total Adjustments	434,373
NET CASH USED IN OPERATING ACTIVITIES	(26,687)
CASH FLOWS PROVIDED BY FINANCING ACTIVITIES:	
Net Activity in Affiliate Loans	15,733
Proceeds from Member Loan	9,000
NET CASH PROVIDED BY FINANCING ACTIVITIES	24,733
NET DECREASE IN CASH AND CASH EQUIVALENTS	(1,954)
CASH AND CASE EQUIVALENTS, BEGINNING	2,379
CASH AND CASH EQUIVALENTS, ENDING	$ 425

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:	
Cash paid during the year for:	
Income Taxes	$ 0
Interest Expense	0

See Accompanying Notes

MEK SECURITIES LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004

Note #1 **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

Organization
MEK Securities LLC is a limited liability company that was organized and formed October 1, 1996 under the laws of the state of Connecticut.

Nature of Business
The Company is developing software to sell bonds and stock over the internet and to supply trading information on those sales. On March 16, 2000, all the members exchanged their interest in MEK Securities LLC for capital stock in Netbonds, Inc. a Delaware corporation.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all checking accounts, savings accounts and investment in mutual funds to be cash and cash equivalents.

Investments
The Company owns 3,300 shares of The Nasdaq Stock Market, Inc. The investment is reflected in these financial statements at cost.

Fixed Assets
Fixed Assets are recorded at cost. Major renewals and improvements are capitalized, while maintenance and repairs are expenses as incurred. Depreciation is computed using accelerated rates as follows:

	Estimated Useful Life
Computer & Equipment	5 years

Concentration of Credit Risk
Financial instruments which potentially expose the Company to a concentration of credit risk, as defined by the Statement of Financial Accounting Standards No. 105, consist primarily of cash. The Company places its cash with high credit quality financial institutions. At times during the year, its balance in any one bank may exceed the Federal Deposit Insurance Corporation insurance limit. The Company does not believe that significant credit risk exists at December 31, 2004.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of financial statements and reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Note #2 SOFTWARE DEVELOPMENT COSTS

Under the provision of FAS-86 (Accounting for the costs of computer software to be sold, leased or otherwise marketed), until technological feasibility is established, all costs incurred through the purchase or internal development and production of the computer software product are accounted for as research and development costs, and are expensed as incurred.

Technological feasibility is established upon the completion of all of the activities that are necessary to substantiate that the computer software product can be produced in accordance with its design specifications, including functions, features and technical performance requirements.

After the point of technological feasibility, all costs incurred in developing the computer software product are capitalized. Capitalized costs include external direct costs of services consumed in developing the software and payroll and payroll-related costs for employees who devote time to the software project.

Upon future release of the Company's product to customers, development costs will be amortized.

As of December 31, 2004, the Company has not yet reached technological feasibility.

Note #3 RELATED PARTY TRANSACTIONS

The Company's office is located in the home of its Chief Executive Officer and Manager. To date, no expenses have been paid by the Company for use of the office space.

The Company has three non-interest bearing notes totaling $47,733: one from an affiliate for $8,733; one from its CEO for $21,000 and another from its member for $18,000. The loans will be paid when funds become available.

MEK SECURITIES LLC
NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 2004

Note #4 **INCOME TAXES**

MEK Securities LLC is taxed as a partnership under the applicable federal laws; therefore, no provision has been made for any income taxes in these financial statements. Income from the Company will be reported on the member's corporate income tax return.

Note #5 **COMPREHENSIVE INCOME**

The Company does not have any accumulated other comprehensive income items, and, therefore, is not required to report comprehensive income.

Note #6 **PATENT**

The Company filed a patent application on May 19, 1999 for its network-based securities trading system on behalf of its member/shareholder and inventor. The patent is pending approval as of the financial statement date. Costs incurred to date have been capitalized, but will not be amortized until the system is fully developed and operational.

Note #7 **GOING CONCERN**

As shown in the accompanying financial statements, the Company incurred a net loss of $460,284 for the year ended December 31, 2004. As of December 31, 2004, the Company has a deficit of $879,873. The ability of the Company to continue as a going concern has been addressed, but it remains dependent upon additional capital infusion, successful completion of its software product and completed servicing agreements with several online bond trading services.

The Company has been granted its application to expand its business by NASD Regulation, Incorporated. In 2003, it changed its status from a self-clearing firm to one that uses a clearing broker-dealer agent, thus reducing its minimum net capital requirement from $250,000 to $50,000. Net capital has decreased below the required level of $50,000 and the NASD and SEC have been notified by the Company. The Company is seeking additional capital investments.

The financial statements do not include any adjustments that might be necessary if the Company is unable to continue as a going concern.

Note #8 **CONTINGENCIES**

The Company is involved in a litigation involving an employment contract. The plaintiff is alleging that he remains unpaid for employment services provided between December 1999 and January 2001. The Company's maximum possible liability would be $825,000. Management feels the case is without merit.

MEK SECURITIES LLC
RECONCILIATION OF NET CAPITAL
DECEMBER 31, 2004

NET DEFICIT	($ 880,649)
TOTAL DEFICIT	(880,649)
NON-ALLOWABLE ASSETS	(70,257)
TENTATIVE DEFICIT	(950,906)
Haircuts on Allowable Assets	(-)
NET DEFICIT	($ 950,906)

RECONCILIATION OF NET CAPITAL

NET DEFICIT PER CLIENT	($ 946,048)
ADJUSTMENT TO CAPITAL PER AUDIT	(4,858)
NET DEFICIT PER AUDIT	($ 950,906)

Schedule #1
See Accountants' Report

MEK SECURITIES LLC
STATEMENT OF OPERATING EXPENSES
DECEMBER 31, 2004

Professional Fees	$ 49,860
Subscriptions	85
Computer Expenses	371
Telephone	1,196
Membership and Conferences	450
Regulatory Fees	1,524
Postage	230
Office Expense	726
Travel	710
Meals and Entertainment	1,102
Depreciation	628
Miscellaneous Tax	600
Trade Reports	2,000
Consulting	400,000
TOTAL	$ 459,482

Schedule #2
See Accountants' Report

Kahan
Steiger & Company, P.C.
CERTIFIED PUBLIC ACCOUNTANTS

To the Member of
MEK Securities LLC
Stamford, CT 06902

In planning and performing our audit of the financial statements and supplemental schedules of MEK Securities LLC for the year ended December 31, 2004, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements, and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to objectives stated in rule 17-a5(g) in making periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling the responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and the practices and procedures are to provide management with reasonable, but not absolute, assurances that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their designs and operations may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that may be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Kahan, Steiger & Company P.C.
KAHAN, STEIGER & COMPANY, P.C.
Stamford, Connecticut

February 1, 2005